Exhibit 99.1

Canadian Zinc Announces Feasibility Study Results for Prairie Creek Mine

CZN-TSX
CZICF-OTCQB

•	Higher Mining Rate, 25% Increase in Mill Throughput, Higher Metal Production
•	Lower Operating Costs, Lower Treatment Charges, Moderate Increase in Capital Cost
•	Integrated LNG supplied by Northwest Territories Power Corporation with All Season Road
•	$3 Billion in Net Revenue and $1.3 Billion in EBITDA over Initial 15 Year Mine Life
•	Pre-tax NPV(8%) $344 million, IRR 24%, Post-tax NPV $188 Million, IRR 18%

VANCOUVER, Sept, 28, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is pleased to report positive preliminary results for the Feasibility Study recently completed on its Prairie Creek Zinc-Lead-Silver Project in the Northwest Territories, Canada.

The preliminary results of the Feasibility Study ("2017 FS") indicate notable improvements compared to the Preliminary Feasibility Study completed in 2016 ("2016 PFS") and confirm that the Prairie Creek Mine can support a significant increase in the mining rate and mill throughput that will enable production of higher quantities of zinc, lead and silver, and at lower operating cost as compared to the mine plan presented in the 2016 PFS.

The 2017 FS was completed by AMC Mining Consultants (Canada) Inc ("AMC") and Ausenco Engineering Canada Inc. ("Ausenco"), with input from Allnorth Consultants Limited, F. Wright Consulting Inc., G. Mosher of Global Mineral Resource Services Ltd. and HCF International Advisers Limited ("HCF").

Feasibility Study Highlights

Optimization work completed as part of the 2017 FS has led to improvements in many aspects of the Prairie Creek Mine with only a modest increase in the capital cost. Among these are:

•	Increased mining rate (+18.5% to 1,600 tonnes per day).
•	Increased mill throughput after DMS processing (+25% to 1,200 tonnes per day).
•	Lower operating cost (-2.6% to $223 per tonne mined, including transport).
•	Increased Mineral Reserve tonnage (+6.2% to 8.1 million tonnes).

The 2017 FS Mine Plan covers a 15 year LOM from mill start-up with a particular focus on optimizing the LOM grade profile. During the first 10 years of production, the expanded mill throughput results in the following as compared to the 2016 PFS:

•	Higher average annual metal production (zinc 95M lbs. and lead 105M lbs.).
•	Average annual production of lead concentrates up by 16,000 tonnes to 71,600 tonnes per year, an increase of about 30%, while the grade of lead in the lead concentrates is also improved.
•	Average annual total contained lead in both zinc and lead concentrates is 105 million pounds per year, an increase of 23 million pounds, while the average annual production of silver is also increased 25% to 2.1 million ounces per year.
•	Average annual total contained zinc in both zinc and lead concentrates increased by approximately 7% from 82 million pounds to 88 million pounds per year.

The 2017 FS indicates many financial improvements from the 2016 PFS:

•	Cumulative net revenue over the life of the mine increased by $325 million to $3 billion and cumulative undiscounted cash flow, pre-tax, up $190 million to $900 million, an increase of over 30%, at base case metal prices of zinc=US$1.10/lb., lead=US$1.00/lb., and silver=US$19.00/oz.
•	The pre-tax NPV, discounted at 8%, increased 21% to $344 million, with an IRR of 23.8%, while the NPV post-tax and royalties, discounted at 8%, increased 22% to $188 million, with an IRR of 18.4%.
•	Capital cost increased by $35 million (14%) to $279 million, including contingency, primarily because of the expansion in mine and mill throughput and accelerated mine development.
•	The post-tax payback period was reduced by five months to 4.6 years from mill start-up.

Management Commentary

"We are very pleased with the results of the 2017 Feasibility Study which is a major milestone for the development of the Prairie Creek Mine and confirms strong project economics and significant potential value for our shareholders", stated John F. Kearney, Chairman and CEO of Canadian Zinc.

"The positive results, showing many improvements from the 2016 PFS, demonstrate the potential of this world-class asset and confirm that the development of the Prairie Creek Mine will provide material benefits to local communities and to the economy of the Northwest Territories for many years," stated Mr. Kearney.

"As part of the 2017 Feasibility Study, a number of optimization programs recommended in earlier Preliminary Feasibility Studies were completed which had a beneficial impact on the Prairie Creek Project, and demonstrated that the capacity of the mine can be increased from 1,350 to 1,600 tonnes per day and the mill from 900 to 1,200 tonnes per day, producing more metal at a faster rate than projected in the 2016 PFS," stated Alan Taylor, COO of Canadian Zinc.

"While the increased throughput shortens the previously projected initial mine life by almost two years, this study is based on mining the currently defined Proven and Probable Reserves only, and we are confident that conversion of the additional Inferred Resource will substantially increase the initial 15 year mine life," stated Mr. Taylor.

"The optimization work and focus on technical improvements resulted in higher metal production than originally forecast and contributed to further de-risking the project. The optimized mine plan, combined with an increase in mill throughput, a simple and effective flow sheet, and new reagent scheme will significantly increase metal production and lower operating costs," added Mr. Taylor.

"Canadian Zinc has to date invested almost $85 million in the exploration, development, environmental assessment and permitting of the Prairie Creek Mine and has significantly improved and de-risked the project. With the recent recommendation from the Mackenzie Valley Environmental Impact Review Board for approval of the all season road, and with this robust feasibility study in hand, Canadian Zinc will now concentrate efforts on financing for the development and construction of the Prairie Creek Mine," stated Mr. Kearney.

"We are currently engaged in advanced discussions with several finance providers and ongoing engineering and early project work activities are already under way to facilitate a rapid start to construction. The development and construction period is estimated at 2.5 years and, subject to completion of financing, the start-up of mine production is projected for mid-2020," added Mr. Kearney.

Highlights of the 2017 FS

Mine and Mill Parameters		C o n c e n t r a t e s
		Type	10 yr W. Avg. Tonnes	Average Grade	Payability
Total ore mined (million tonnes)	8.07	Zinc concentrate	64,800	Zinc: 59%	Zinc: 85%
Mining rate (tonnes/day)	1,600			Silver: 136 g/t3	Silver: 70%
Milling rate (tonnes/day) post-DMS	1,200	Lead concentrate	71,600	Lead: 62%	Lead: 95%
LOM (years)	15			Silver: 800 g/t	Silver: 95%
Mine and Mill Statistics
Metal	10 yr Ore Grade (Weighted Average)	Ore Grade LOM (Weighted Avg.)		Mill Recoveries LOM (Weighted Average)	10 yr Average Annual Contained Metal
Zinc	8.50%	8.70%		83%	95M lbs[4]
Lead	9.30%	8.10%		88%	105M lbs[4]
Silver	139 g/t	124 g/t		87%	2.1M oz4
Project Assumptions Base Case
Zinc price	US$1.10/lb	Treatment Charges		Exchange Rate	$1.25CDN:$1.00US
Lead price	US$1.00/lb	US$172/tonne Zn Con		Discount Rate	8%
Silver price	US$19.00/oz	US$130/tonne Pb Con
Operating and Capital Costs
Operating Costs[2]	LOM $/t ore mined	Capital Costs			$M
Mining	58	Pre-production capital			253
Processing	47	Contingency			26
Site Services	19	Total Pre-production Capital			279
G&A	30	Sustaining Capital			117
Total On-site Costs	154	Working Capital			36
Transportation[1]	69
Total Operating Costs[2]	223
[1] Includes truck, rail, handling and ocean shipping		[3] Subject to a deduction of 3 oz. per tonne of concentrate
[2] Does not include treatment, refining charges, royalty		[4] Total metal contained in both lead and zinc concentrates
Economic Results (LOM)				Pre-tax	Post-tax
Cash Flow Undiscounted ($M)				899	562
NPV @ 8% ($M)				344	188
NPV @ 5% ($M)				497	291
IRR (%)				23.8	18.4
Payback period (years from first revenue)				4.4	4.6
Average annual EBITDA ($M)				81

Financial Analysis Summary

CZN has retained HCF as its adviser in securing debt financing for the construction of the Prairie Creek Mine. HCF has developed a comprehensive cash flow financial model that is used in the 2017 FS to generate economic and financial data for the proposed mining project.

The 2017 FS indicates a base case Pre-Tax Net Present Value ("NPV") of $344 million using an 8% discount rate, with an Internal Rate of Return ("IRR") of 23.8% and a post-tax NPV of $188 million with a post-tax IRR of 18.4%. The Base Case metal price assumptions used in the model are: Zn US$1.10/lb., Pb US$1.00/lb., Ag US$19.00/oz., with a foreign exchange rate of CA$1.25=US$1.00.

The pre-tax and post-tax net present values, at 5% and 8% discount rates, and internal rates of return, are illustrated in the table below, at a Canadian/US dollar exchange rate of CA$1.25=US$1.00, except where noted. The table also demonstrates the sensitivities of the Prairie Creek Project to zinc, lead and silver prices and to the Canadian/US dollar exchange rate.

Economic Sensitivities of the Prairie Creek Project
Metal Prices		Pre-Tax				Post-Tax [1]
Zinc/Lead US$/lb	Silver US$/oz	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %
0.80	17.00	139	10	(39)	5.5	75	(29)	(68)	3.3
0.90	18.00	452	211	120	14.4	282	109	43	10.6
1.10/1.00	19.00	899	497	344	23.8	562	291	188	18.4
1.20/1.00	19.00	1,033	582	410	26.2	644	344	230	20.4
1.10	20.00	1,077	614	437	27.3	671	364	247	21.3
1.20	21.00	1,390	815	596	32.7	863	489	346	25.7
1.30	22.00	1,703	1,017	755	37.7	1,053	612	444	29.8
1.10/1.00 [2]	19.00 [2]	1,208	696	501	29.5	752	416	287	23.1
1.20/1.00 [2]	19.00 [2]	1,355	789	574	31.9	842	473	332	25.0
1.	Post-tax results include all taxes, royalties, aboriginal participation costs and the Sandstorm 1.2% NSR.
2.	Foreign exchange assumed to be CA$1.375:US$1.00 on these lines.

Using the base case metal prices and exchange rate of CA$1.35=US$1.00 would increase the pre-tax NPV 8% to $500 million and the IRR to 29.5%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.25=US$1.00 would increase the pre-tax NPV 8% to $410 million and the IRR to 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 would increase the pre-tax NPV 8% to $574 million and the IRR to 31.9%.

During the first 10 full years of concentrate production the 2017 FS forecasts average annual production of approximately 65,000 tonnes of zinc concentrate and 72,000 tonnes of lead concentrate, containing an average of approximately 95 million pounds of zinc, 105 million pounds of lead and 2.1 million ounces of silver.

The 2017 FS indicates average annual earnings before interest, taxes, depreciation and amortization ("EBITDA") during the first 10 full years of $111 million per year and cumulative EBITDA of $1,294 million over the projected LOM of 15 years, using base case metal price forecasts.

The Economic Model used in the 2017 FS has been prepared assuming average blended indicative treatment charges of US$172 per tonne for zinc sulphide concentrates and US$130 per tonne for lead concentrates, both substantially higher than the current spot treatment charges, with industry standard penalties, including mercury penalties of US$1.75 for each 100 ppm above 100 ppm per tonne of concentrate.

Key Variances Between 2017 FS and 2016 PFS
	2017 FS Base	2016 PFS	Variance
Economic Valuations
Pre-Tax NPV (CAD $M)	344.5	284.3	60.2
Pre-Tax IRR (%)	23.8	22.5	1.3
Pre-Tax Payback Period (years)	4.4	4.0	0.4
Post-Tax NPV (CAD $M)	188.3	154.8	33.5
Post-Tax IRR (%)	18.4	17.9	0.5
Post-Tax Payback Period (years)	4.6	5.0	(0.4)

Key Assumptions Base Case
Discount rate (%)	8.0	8.0	-
Lead (US$/lb)	1.00	1.00	-
Silver (US$/oz)	19.00	19.00	-
Zinc (US$/lb)	1.10	1.00	0.10
Lead treatment charge - $/tonne	130.00	195.00	(65.00)
Zinc treatment charge - $/tonne	172.00	212.00	(40.00)
Exchange rate (US$/CAD$)	1.25	1.25	-

Life of Mine Inputs and Outputs (CAD $M)
Capital expenditures	278.9	243.6	35.3
Sustaining capital costs	117.0	70.4	46.6
Gross revenue	3,977.9	3,733.3	244.6
Smelter costs	886.9	968.2	(81.3)
Net revenue	3,091.0	2,765.1	325.9
Operating costs including transportation	1,796.6	1,740.7	55.9
Pre-tax cash flow	898.5	710.4	188.1
Taxes and royalties	336.1	279.4	56.7
Net project cash flow after-tax and royalties	562.4	431.0	131.4
Working capital	36.1	32.8	3.3

Life of Mine Production Statistics
Ore Mined - kt	8,071.5	7,603.6	467.9
Lead con - dmkt	924.2	865.9	58.3
Zinc con - dmkt	975.4	957.9	17.5

Life of Mine Metrics (CAD $/tonne ore/ average)
Gross revenue	492.83	490.99	1.84
Mining costs	58.23	78.58	(20.35)
Milling and processing	46.76	40.75	6.01
General and administrative	30.32	22.58	7.74
Site services	18.55	21.96	(3.41)
Total operating costs	153.86	163.87	(10.01)
Transportation costs	68.73	65.05	3.68
Smelter costs	109.88	127.34	(17.46)
Operating profit	160.36	134.73	25.63
Taxes and royalties	41.64	36.75	4.89
Income before depreciation and amortization	118.72	97.98	20.74

Pre-production Capital Costs, including provision for a new all season road, are estimated at $253 million, with a contingency of $26 million for a total of $279 million, and with post-tax payback of 4.6 years from commencement of concentrate production.

The $35 million increase in Pre-production capital costs compared to the 2016 PFS is largely attributable to a longer construction period, earlier mine dewatering, earlier and larger ramp and mine development, new paste stockpile building, additional mill equipment, extended mill building for lead oxide circuit, with EPCM and other timing differences.

The $46 million increase in sustaining capital costs is largely attributable to increased mine development, purchase of contractor handover mining equipment, maintenance of all season road and timing differences.

Operational Differences Between 2017 FS and 2016 PFS
Discipline	Detail	2017 FS	2016 PFS
MINING	Mineral Reserve (t)	8,071,463	7,603,590
	Underground development (m)	52,012	49,362
	Mine dewatering	Dewatering starts prior to mining	Dewatering as mining progresses
	Access to sulphide ore	Higher sulphide in early feed	Higher oxide in early feed
	Annual Rate (t/yr)	584,000	470,000
	LOM (years)	14.5	16.0
PROCESSING	Milling rate (post-DMS) tpd	1,200	960
	Nominal Rate DMS Plant (t/h)	67	58
	Process grinding	80% passing 156 µm	80% passing 80 µm
	Pb flotation	Grind/regrind mill	Grind mill
	Total LOM Concentrate Production (dmt)	1,899,544	1,823,787
SUPPORT SERVICES	Energy supply	LNG/diesel	Diesel
	Power Running Load (MW)	6.5	5.3
	Power Scheme	Turnkey	Build/operate
	Power cost ($/kWh)	0.25	0.21
	Construction Schedule (years)	2.5	3.0
TRANSPORT	Transport Logistics	20t containers site to port	Bulk truck, transfer to rail
	Load-out facilities	Containers and small facility	Bagging and large warehouse
	Permitting	EA approved from MVRB	EA in process
	Road Construction schedule (years)	2.5	3.0

Dual LNG/Diesel Power Generation

Development of the all season road, along with local LNG production facilities, has enabled the use of LNG as an alternative energy source. This in turn has reduced the reliance on diesel fuel thereby reducing environmental impacts.

CZN has a memorandum of understanding with the Northwest Territories Power Corporation to examine the supply of electrical power for the development and operation of the Prairie Creek Mine.

The 2017 Feasibility Study incorporates a non-binding indicative proposal from Northwest Territories Power Corporation to supply turnkey type power generation utilizing four new 2.77 MW dual fuel LNG/diesel powered generator units that will provide power and heat for the site.

The power generator units will be located within the existing Mill powerhouse. Maximum electrical running load for the site is estimated at 6.5 MW. These generators will be outfitted with heat recovery systems to maximize energy efficiency. The waste heat from the generators will be used to heat the surface facilities. Further heat for underground and accommodations will be generated by LNG based furnaces.

Mineral Reserve Estimate

The 2017 FS has a new Mineral Reserve estimate of 8.1 million tonnes of Proven and Probable Reserves at a combined grade of 16.75% Pb and Zn plus 124 g/t Ag, which represents a 6% increase in Reserve tonnage compared to the 2016 PFS.

The increase is due to marginally lower Zinc equivalent cutoff grades, reflecting the final 2016 PFS operating cost estimate, a small increase in projected Zn prices and further optimization of the stoping design. The 2017 Mineral Reserves have slightly lower average metal grades than those estimated in the 2016 PFS, but increased overall metal content. The estimation of Mineral Reserves by AMC is shown below.

August 2017 Mineral Reserves, Prairie Creek Mine
Mineral Zone	Classification	Tonnes (t)	Silver (g/t)	Lead (%)	Zinc (%)	ZnEq (%)
Main Quartz Vein (MQV)	Proven	1,524,171	161.43	8.90	10.22	26.84
	Probable	4,190,187	144.76	9.96	8.20	25.70
	Total	5,714,358	149.21	9.67	8.74	26.00
Stockwork (STK)	Proven	188,173	108.19	4.84	11.56	21.22
	Probable	1,188,366	63.81	3.54	6.86	13.46
	Total	1,376,539	69.88	3.72	7.50	14.52
Stratabound (SMS)	Proven	-	-	-	-	-
	Probable	980,566	54.90	5.06	9.64	17.97
	Total	980,566	54.90	5.06	9.64	17.97
TOTAL	Proven	1,712,344	155.58	8.45	10.36	26.22
	Probable	6,359,119	115.78	8.00	8.17	22.22
	Total	8,071,463	124.22	8.10	8.64	23.07
The Mineral Reserves are as of August 02, 2017, and based on a design cut-off grade of 11% ZnEq for longhole open stoping ("LHOS"), 11% ZnEq for mechanized drift-and-fill ("DAF"), an incremental stoping cut-off grade of 10% ZnEq, and 6% ZnEq cut-off grade for development ore. Cut-off grades are based on a zinc metal price of $1.00/lb, recovery of 75% and payable of 85%; a lead metal price of $1.00/lb, recovery of 88% and payable of 95%; and a silver metal price of $18/oz, recovery of 92% and payable of 81%. Exchange rate used is C$1.25= US$1.00. Average planned dilution, unplanned dilution and mining recovery factors of 13%, 11% and 95%, respectively, for LHOS; and 18%, 6% and 98%, respectively, for DAF are assumed.

The August 2017 Prairie Creek Mineral Reserve estimate was prepared by H. A. Smith, P. Eng., Qualified Person ("QP"), as defined by National Instrument 43-101 ("NI 43-101") of AMC Mining Consultants (Canada) Ltd.

These Mineral Reserves are based upon a Measured and Indicated Resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, and represent an initial mine life of 15 years.

Prairie Creek also hosts an additional Inferred Mineral Resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag, which has the potential, through further exploration and development, to be upgraded to Measured or Indicated Mineral Resources and increase the initial 15 year mine life.

Capital Cost Estimates

The general breakdown of the Pre-Production Capital Cost estimate for the Prairie Creek Project is indicated in the following table:

Capital Cost Estimate – Prairie Creek Mine
Description (Costs in $M)	Project Year			Total Cost
	1	2	3
Mine development	2.6	13.6	21.5	37.7
Site preparation	4.3	12.5	2.6	19.4
Mill process plant	9.0	18.9	3.2	31.1
Paste tailings plant and process	2.9	16.6	3.4	22.9
Indirects including EPCM	10.9	7.8	5.1	23.8
Other site infrastructure	6.7	7.7	1.5	15.9
All season road	13.0	41.6	13.9	68.5
Owner's costs	6.8	15.3	11.5	33.6
Total (excluding contingency)	56.2	134.0	62.7	252.9
Contingency	5.5	12.3	8.2	26.0
Total Pre-Production Capital	61.7	146.3	70.9	278.9

Pre-Production Capital Cost refers to capital costs incurred until the first processing of mined ore, and has been estimated at a total of $252.9 million, excluding contingency, and $278.9 million including a contingency of $26.0 million.

Based on the proposals received, several capital items will be supplied on a lease-to-purchase basis, including the accommodation camp, paste plant, flotation cells and thickeners. The lease costs of such items incurred during the pre-production period are included in Pre-production Capital costs, and lease costs incurred after production start-up are included in Sustaining Capital costs.

Contingency for the process plant and site infrastructure portion was estimated using a Monte Carlo simulation model with an overall contingency of 13.2% based on 80% confidence level. Mine development costs are largely based on contractor quotes for the detailed scope of work, but with an overall 13.0% contingency allowance. The all season road estimation used an overall contingency of 8.0% and owner's costs were assigned a contingency factor of 10.0%. The overall project contingency is 10.3%.

Sustaining capital over the life of the mine has been estimated at $117 million and relates largely to ongoing mine development as the mine is expanded to deeper levels, ongoing maintenance of the all season road and includes leasing costs of capital items in the amount of $11 million.

Working capital required to fund the first six months of mill production has been estimated at $36 million and includes the full operating cost of mining and processing operations.

Operating Cost Estimates

The breakdown of the Operating Cost Estimate for the Prairie Creek Mine, on a Canadian dollar per tonne mined basis, is shown in the following table.

Operating Cost Estimate – Prairie Creek Mine
Total Operating Cost	($/t mined)
Mining	58.23
Milling/Processing	46.76
General and Administrative	30.32
Site Services	18.55
Sub-total	153.86
Transportation[1]	68.73
Total	222.59
1. Includes truck/rail/handling/shipping

Mining operating costs for the first two years of operation are largely based on contractor quotes. Operating cost estimates for mining beyond the contractor period have been developed from first principles and using direct supplier quotes.

The mining contractor quotes for the first two years of operation, based on a detailed scope of work and schedule, provide a high level of confidence in the estimated mining costs. The indicative proposal from the Northwest Territories Power Corporation to supply turnkey type power generation provides further support in the key area of power costs.

Qualified Persons and Technical Report

This news release has been reviewed and approved by Alan Taylor, P.Geo., COO & VP Exploration, who participated in the preparation of the Feasibility Study and is a Non-Independent QP under National Instrument 43-101 ("NI 43-101") for Canadian Zinc.

The following Qualified Persons, who also participated in the preparation of the 2017 Feasibility Study have reviewed and approved the content of this news release as it pertains to their areas of expertise and project responsibility.

H. A. Smith, P.Eng.	AMC Mining Consultants (Canada) Ltd.
L. P. Staples, P.Eng	Ausenco Engineering Canada Inc.
Scott Elfen, P.Eng.	Ausenco Engineering Canada Inc.
G. Z. Mosher, P.Geo	Global Mineral Resource Services Ltd.
F. Wright, P.Eng.	F. Wright Consulting Inc.
Don Williams, P.Eng.	Allnorth Consultants Limited

A Technical Report in support of the 2017 Feasibility Study prepared in accordance with National Instrument 43-101 Standards for Disclosure for Mineral Projects ("NI 43-101") will be filed on SEDAR within 45 days of this news release.

Cautionary Statements

The summary results of the 2017 Feasibility Study reported in this news release are preliminary. For the full details and further information with respect to the key assumptions, parameters, and risks associated with the results of the feasibility study the mineral reserve and resource estimates included therein, and other technical information, please refer to the complete Technical Report to be made available on SEDAR.

The EBITDA projections summarized in this news release are not measures recognized under Canadian generally accepted accounting principles ("GAAP") and do not have any standardized meanings prescribed by GAAP.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Conference Call/Webcast

Canadian Zinc will host a conference call/webcast for analysts and investors on Monday, October 2, 2017, beginning at 11:00 AM Eastern Time, to discuss the results of the 2017 Feasibility Study for the Prairie Creek Mine.

Shareholders and other interested parties can access the conference call by dialing the following numbers to access the call and providing entering the conference ID 84282162:

Local: Toronto +1 416 764 8688
Local: Vancouver +1 778 383 7413
Toll Free: +1 888 390 0546

Interested parties can view the presentation at the webcast URL:
http://event.on24.com/r.htm?e=1518152&s=1&k=958E52F9C6CABBDC13500646E8B2C0D5

Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources and reserves, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

This Press Release includes resource and reserve information that has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the "Securities Act"). Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Statements about the Company's planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries; the Company's plans for further exploration at the Prairie Creek Mine and other exploration properties; future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations; financings and the expected use of proceeds thereof; the completion of financings and other transactions; the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company's business are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent Annual Report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (the "SEC"). In particular, your attention is directed to the risks detailed therein concerning some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in the Company's filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update any forward-looking statement, or any other information contained or referenced in this Press Release to reflect future events and circumstances for any reason, except as required by law. In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company's management as at the date of this Press Release and, accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by law, the Company undertakes no obligation to update such projections if management's beliefs, estimates or opinions, or other factors should change.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362--6686, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 28-SEP-17